[redacted]

15048304

RECEIVED
2015 MAR -2 PM 1:44
SEC / MR

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68994

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lodestar Securities Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

216 East 49th Street
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael T Marrone 646-930-1906
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RBSM LLP
(Name – *if individual, state last, first, middle name*)

805 Third Ave	New York	NY	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

ty 3/10/15

9/11/15

OATH OR AFFIRMATION

I, Michael T Marrone, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lodestar Securities Corp, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Fin-OP

Title

Notary Public

SHABEEN REHMAN
Notary Public, State of New York
Qualified in Nassau County
No. 01[illegible]6292478
Commission Expires 11-04-20 17

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LODESTAR SECURITIES CORP.

TABLE OF CONTENTS

RBSM LLP
Accountants & Advisors

805 Third Avenue
Suite 1430
New York, NY 10022
212.838-5100
212.838.2676/ Fax
www.rbsmllp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Lodestar Securities Corp.

We have audited the accompanying financial statements of Lodestar Securities Corp. (a New York corporation), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in shareholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Lodestar Securities Corp.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Lodestar Securities Corp. as of February 25, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule I, Computation of Net Capital Under Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Lodestar Securities Corp.'s financial statements. The supplemental information is the responsibility of Lodestar Securities Corp.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

RBSM LLP

New York, NY
February 26, 2015

LODESTAR SECURITIES CORP

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

ASSETS		
Cash	$	44,441
Deposit with clearing organization		178,750
Due from clearing broker		198,221
Due from other brokers		52,974
Property and equipment, net		10,432
Other assets		24,374
	$	509,192
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accrued expenses		49,824
Due to clearing broker		15,411
		65,235
Commitments		
Stockholder's Equity		
Common stock, no par value; 200 shares authorized; 100 shares issued and outstar		200
Additional paid-in capital		838,101
Retained earnings		(394,344)
	$	443,957
	$	509,192

See notes to financial statements.

LODESTAR SECURITIES CORP.

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2014

Revenues		
Commission income	$	1,431,226
Referral fees	$	53,718
Interest income		82
		1,485,026
Operating expenses		
Employee compensation and benefits		746,659
Clearing costs		442,041
Market data		97,671
Occupancy cost		136,900
Professional and consulting fees		96,131
Regulatory and SIPC fees		21,048
Travel and entertainment		20,868
Depreciation and amortization		3,041
Other operating expenses		4,762
		1,569,121
Net loss	$	(84,095)

See notes to financial statements.

LODESTAR SECURITIES CORP.

STATEMENT OF CHANGES IN MEMBER'S EQUITY

YEAR ENDED DECEMBER 31, 2014

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance, January 1, 2014	$ 200	$ 665,101	$ (310,249)	$ 355,052
Stockholder's contributions	-	173,000	-	173,000
Net loss	-	-	(84,095)	(84,095)
Balance, December 31, 2014	$ 200	$ 838,101	$ (394,344)	$ 443,957

See notes to financial statements.

LODESTAR SECURITIES CORP.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2014

Cash flows from operating activities		
Net income	$	(84,095)
Adjustments to reconcile net income to net cash used in operating activities		
Depreciation and amortization		3,041
Changes in assets and liabilities		
Deposit with clearing organization		71,327
Due from clearing broker		(149,011)
Due from other brokers		(36,941)
Due to clearing broker		15,411
Other assets		4,994
Accrued expenses		36,281
Net cash used by operating activities		(138,993)
Cash flows from investing activities		
Acquistion of fixed assets		-
Cash flows from financing activities		
Stockholder's contributions		173,000
Net increase in cash		34,007
Cash, beginning of year		10,434
Cash, end of year	$	44,441
Supplemental cash flow disclosures		
Interest paid	$	512

See notes to financial statements.

LODESTAR SECURITIES CORP.

NOTES TO FINANCIAL STATEMENTS

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

LODESTAR SECURITIES CORP. (the "Company") was organized under the laws of the State of New York on October 15, 2011. The Company is a securities broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") as a broker-dealer under Section 15(b) of the Securities Exchange Act of 1934. The Company's focus is to execute transactions on an agency basis for institutional clients on a DVP/RVP basis. The Company is also approved to transact in equities, government bonds and corporate bonds. The Company clears customer transactions on a fully disclosed basis through a clearing broker dealer, Pershing LLC and Industrial and Commercial Bank of China Financial Services, LLC. The Company does not hold cash or securities for or on behalf of customers.

Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Concentrations of Credit Risk for Cash

The Company maintains its cash balances at one financial institution. These balances are insured by the Federal Deposit Insurance Corporation subject to certain limitations.

Cash and Cash Equivalents

The Company defines cash and cash equivalents as cash, money market accounts and short-term highly liquid investments having maturities of 90 days or less from their acquisition date.

Revenue Recognition

The Company records commission revenue and related expenses on a trade date basis. The revenue and expenses would not be materially different if reported on a settlement date basis.

Customer Concentration

During the year ended December 31, 2014, two customers made approximately 71% and 2% of total revenues respectively.

Property and Equipment

Property and equipment are recorded at cost. Depreciation of property and equipment is computed on the straight line method over estimated useful lives of five to seven years. Repairs

and maintenance which do not increase the useful lives of assets are charged to expense as incurred.

Income Taxes

The Company complies with the accounting and reporting requirements of ASC 740, "Income Taxes", which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. At December 31, 2014, the Company recorded a full valuation allowance of approximately $175,000, related to the Company's deferred tax assets. The deferred tax asset is primarily comprised of net operating loss carryforwards. Effective tax rates differ from statutory rates due to timing differences in the deductibility of expenses.

There are no unrecognized tax benefits as of December 31, 2014. ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-than-likely-than-not to be sustained upon examination by taxing authorities. The Company recognized accrued interest and penalties related to unrecognized tax benefits as income tax expense. No amounts were accrued for the payment of interest and penalties at December 31, 2014. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

The years open for IRS examination of the Company are for the periods ended December 31, 2012, 2013 and 2014. The income tax return of the Company for the year ended December 31, 2014 has not been filed as of the date these financial statements were issued.

2 - RELATED PARTY TRANSACTIONS

The Company rents office space effective January 1, 2013 from a relative of the sole indirect shareholder. Please see note on leases below for details.

3 - REGULATORY REQUIREMENTS

As a register broker-dealer, the Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, which requires that the Company's aggregate indebtedness shall not exceed fifteen times net capital, as defined, under such provision. At December 31, 2014, the Company had net capital of $398,479, which exceeded requirements by $393,479. The Company's ratio of aggregate indebtedness to net capital was 0.0125 to 1 at December 31, 2014.

LODESTAR SECURITIES CORP.

NOTES TO FINANCIAL STATEMENTS

4 - PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

Computers	$ 11,639
Furniture and equipment	4,987
	16,626
Less accumulated depreciation	6,194
	$ 10,432

5 - LEASES

Effective January 1, 2013, the Company entered into a lease agreement with 216 East 49th Street, LLC, expiring December 31, 2017. The monthly rent and future minimum lease payments are as follows:

Year Ended December 31,	Monthly Rent	
2015	5,480	65,760
2016	5,624	67,488
2017	5,849	70,188
		$ 203,436

6 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events from the balance sheet date through February 26, 2015. There have been no material subsequent events which require recognition or disclosure.

SUPPLEMENTARY INFORMATION

Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

As of December 31, 2014

LODESTAR SECURITIES CORP.

SCHEDULE I

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2014

Computation of net capital		
Total stockholder's equity	$	443,957
Less - Non-allowable assets		
Due from other brokers - over 30 days		(10,673)
Property and equipment		(10,432)
Other assets		(24,374)
Net capital before haircuts on securities positions		398,478
Haircuts and undue concentrations		-
Net capital	$	398,478
Computation of aggregate indebtedness		
Accounts payable and accrued expenses includable in aggregate indebtedness	$	49,824
Aggregate indebtedness	$	49,824
Computation of basic net capital requirement		
Minimum net capital required (6 2/3% of aggregate indebtedness)	$	3,322
Minimum dollar requirement		5,000
Net capital requirement (greater of minimum net capital or dollar requirement)	$	5,000
Excess net capital	$	393,478
Excess net capital at 1000 percent	$	393,496
Ratio: aggregate indebtedness to net capital		.13 to 1

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of December 31, 2014.

Lodestar Securities, Corp.

216 East 49th Street
Suite 4F
New York, NY 10017
Phone (646) 568-2380
Fax: (646) 568-2381

Schedule III -Exemption from filing Compliance Report
Required by SEC Rule 15c3-3

The Company is exempt from the compliance reporting requirement of SEC Rule 15c3-3 as it was in compliance with the exemptive provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3 at December 31, 2014, and operated in compliance without exception for the fiscal year then ended.

Signature

2/25/2015
Date

Michael T Marrone
Print Name

RBSM LLP
Accountants & Advisors

805 Third Avenue
Suite 1430
New York, NY 10022
212.838-5100
212.838.2676/ Fax
www.rbsmllp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
Lodestar Securities Corp.

We have reviewed management's statements, included in the accompanying Statement of Exemption from Rule 15c3-3 (Schedule II), in which (1) Lodestar Securities Corp. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Lodestar Securities Corp. claimed an exemption from 17 C.F.R. §240.15c3-3: (paragraph (k) (2) (i), the "exemption provisions") and (2) Lodestar Securities Corp. stated that Lodestar Securities Corp. met the identified exemption provisions throughout the most recent fiscal year without exception. Lodestar Securities Corp.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Lodestar Securities Corp.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2) (i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

RBSM LLP

New York, NY
February 26, 2015

RBSM LLP
Accountants & Advisors

805 Third Avenue
Suite 1430
New York, NY 10022
212.838-5100
212.838.2676/ Fax
www.rbsmllp.com

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors of Lodestar Securities Corp.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Lodestar Securities Corp., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, and Commodity Futures Trading Commission (CFTC), solely to assist you and the other specified parties in evaluating Lodestar Securities Corp.'s compliance with the applicable instructions of Form SIPC-7. Lodestar Securities Corp.'s management is responsible for Lodestar Securities Corp.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

RBSM LLP

New York, NY

February 26, 2015